Exhibit 99.IRANNOTICE

Iran Related Activities Disclosure

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

During 2018, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.

Credit Suisse AG also continued to hold funds from two wire transfers to non-Iranian customers which were blocked pursuant to Swiss sanctions laws because Iranian government-owned entities had initiated the transfers. Such funds, in a total amount of EUR 4,460, were maintained in blocked accounts opened in accordance with Swiss sanctions laws and, in September 2018, released to the non-Iranian customers after Switzerland had lifted its sanctions against the relevant Iranian government-owned entities. Credit Suisse AG derived no revenues or profits from maintenance of these previously blocked accounts or the release of the funds.